Attorneys
A Limited Liability Partnership DALLAS HOUSTON
Renaissance Tower
1201 Elm Street, Suite 1700
Dallas, Texas 75270-2041
214 939 4400
800 662 8393
214 760 7332 Fax

GodwinPappas.com

PHILLIP W. OFFILL

Direct Dial:  214.939.4469

Direct Fax:   214.527.3173

poffill@godwinpappas.com

November 21, 2006

Via e-mail to hindinp@sec.gov

Perry Hindin

Special Counsel

Office of Electronics and Machinery

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Utilicraft Aerospace Industries, Inc.
Registration Statement on Form SB-2
SEC File No. 333-128758

Dear Mr. Hindin:

We have been advised that the Staff has no further comment on the referenced issuer’s Form SB-2 Registration Statement (as amended).

The issuer acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The issuer furthermore confirms that it is aware of its responsibilities under the Securities Act and under the Exchange Act as they relate to the public offering of securities specified in the Registration Statement. The undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), that the effectiveness of the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 p.m., Eastern time, or as soon as practicable thereafter, on Friday November 24, 2006.

Godwin Pappas Langley Ronquillo, LLP

We understand that this request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

Please advise the undersigned at 214-939-4469 upon the Registration Statement becoming effective; leave a voice mail message if you are unable to speak with me personally.

Please advise if you should require any further information.

Very truly yours,

/s/ Phillip W. Offill, Jr.
Phillip W. Offill, Jr.

cc:	Mr. John J. Dupont (via e-mail)